UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

April 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 11

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 5,849,583 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.8% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of November 5, 2021 is 59,454,998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 11

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,362,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,362,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,362,627(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.3%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,362,627 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 11

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 400,000
	8	Shared Voting Power 4,362,627(3)
	9	Sole Dispositive Power 400,000
	10	Shared Dispositive Power 4,362,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.0%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,362,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,362,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,362,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.3%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 11

1.	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,362,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,362,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,362,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.3%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 11

1.	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,362,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,362,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,362,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.3%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 11

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 412,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 412,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 412,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 11

This Amendment No. 13 (“Amendment No. 13”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 13 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On April 11, 2022, the Group delivered a letter to the Board, the text of which is set forth below:

Dear Board Members:

In light of the previously announced investigation requested by Republic First Bancorp, Inc.’s (the “Company”) auditors into allegations regarding Vernon Hill and certain other directors’ related-party transactions, the paramount importance of ensuring the integrity of the investigation and, we believe, the likelihood of findings of misconduct, we write to insist that the Board immediately convene a meeting to approve the immediate suspension of Mr. Hill and Brian Tierney from the Board and placement of Mr. Hill on paid administrative leave during the pendency of the investigation into related-party transactions in which they are allegedly directly implicated. We also urge the Board to adopt protocols and measures that will ensure Messrs. Hill, Tierney and any directors directly or indirectly involved in any of the transactions that are subjects of the independent investigation are removed from all discussions and decision-making regarding the investigation, including hiring of independent counsel to conduct the investigation and any reports regarding the progress of the investigation. Without such procedures in place and recusal, at the bare minimum for Messrs. Hill and Tierney, from all discussions and decisions of the Board or any committee thereof regarding the investigation or its subject matter, we once again fail to see how this investigation can be credible or consistent with the duties of those involved. In light of the inherent and obvious conflicts, neither Mr. Hill nor Mr. Tierney should be permitted to attend or participate in this special meeting of the Board, vote on whether to call such a meeting, or vote on any matters related to the investigation or its subject matter.

These actions are appropriate and required by the Company’s own policies. According to the Company’s Code of Business Ethics, each director “has a fundamental duty to avoid placing him/herself in a position that creates, or which leads to or could lead to, a conflict of interest or the appearance of a conflict of interest” and “[a]ctions that benefit, or appear to benefit an Employee or Director to the detriment of the Company or [its] customers must be avoided.”1 Further, Pennsylvania law requires that a director act “with such care…as a person of ordinary prudence would use under similar circumstances.”2 The involvement by Messrs. Hill and Tierney, or any other directors implicated in the subject matter of the investigation, in any discussions or decision-making of the Board related to an investigation into their own potential misconduct would certainly be inconsistent with these standards.

[1]	Code of Business Ethics of Republic First Bancorp, Inc., https://s26.q4cdn.com/813151955/files/doc_downloads/governance_docs/2021/Business-Code-of-Ethics.pdf
[2]

15 Pa.C.S.A. § 1712(a); see also 15 Pa.C.S.A. § 1783 (Prohibiting directors named as actual or potential parties in an action from participating in the appointment of a special litigation committee); and 15 Pa.C.S.A. § 1712(b) (“A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause his reliance to be unwarranted.”).

CUSIP No. 760416107	SCHEDULE 13D/A	Page 10 of 11

Given the nature and seriousness of the allegations, including unjust enrichment and breach of fiduciary duties, it is improper for Messrs. Hill, Tierney and any other directors involved in or otherwise not impartial in relation to the transactions under investigation to participate as members of the Board where they will have the ability to abuse their positions and continue to harm the Company and its shareholders while the investigation is ongoing. In the face of these apparent and intractable conflicts of interest, it is incumbent on the Board to take any and all actions necessary to guarantee that any persons suspected of engaging in self-dealing or other misconduct do not exert any influence over those responsible for performing or overseeing the investigation, or on the outcome of the investigation.

We have also written to the auditors expressing our concerns that neither a majority of this Board nor its audit committee is capable of overseeing this independent investigation because four board members and two of the three members of the audit committee are implicated by the conduct being investigated. We have requested an independent committee of disinterested directors who are not the subject of the investigation, with full corporate authority to oversee and direct the investigation, be immediately appointed.

We ask that this letter be immediately forwarded to each Board member for their review and immediate action.

Sincerely,

George E. Norcross, III

Gregory Braca

Philip A. Norcross

CUSIP No. 760416107	SCHEDULE 13D/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca